SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 07 March 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares
Enclosure 2 Transaction in Own Shares
Enclosure 3 JASMINE WHITBREAD TO JOIN BT BOARD
Enclosure 4 Transaction in Own Shares
Enclosure 5 Director Declaration
Enclosure 6 Transaction in Own Shares
Enclosure 7 Total Voting Rights
Enclosure 8 Transaction in Own Shares
Enclosure 9 Director/PDMR Shareholding
Enclosure 10 Transaction in Own Shares
Enclosure 11 Director/PDMR Shareholding
Enclosure 12 Director/PDMR Shareholding
Enclosure 13 Director/PDMR Shareholding
Enclosure 14 Transaction in Own Shares
Enclosure 15 Transaction in Own Shares
Enclosure 16 Holding(s) in Company
Enclosure 17 Total Voting Rights
Enclosure 18 Transaction in Own Shares
Enclosure 19 Director/PDMR Shareholding

Enclosure 1

Wednesday 5 January 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 73,811 ordinary shares at a price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,740,375 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,760,486,654

The above figure (7,760,486,654) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 11 January 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 200,812 ordinary shares at a minimum price of 61 pence per share and a maximum price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,539,563 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,760,687,466

The above figure (7,760,687.466) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

JASMINE WHITBREAD TO JOIN BT BOARD

Jasmine Whitbread, chief executive of Save the Children International, is to join the BT Board as a non-executive director. Her appointment takes effect from January 19 2011.

Jasmine has been with Save the Children since 2005, initially as chief executive of Save the Children UK, where she revitalised one of the country's most established charities, positioning it at the centre of relevant public policy debates and growing top-line income by 70%.

She was appointed as the charity's first international chief executive last year, overseeing work in 120 countries and taking overall responsibility for revenues of more than US$1bn.

Before working in the non-profit sector, Jasmine had a career in international marketing in the technology sector. In the 1990s she served as managing director of a Thomson Financial business based in the US. She is an existing member of BT's Committee for Sustainable and Responsible Business.

Welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "Jasmine has valuable experience in UK and global businesses, will help to strengthen BT's corporate social responsibility brand and help us build a better future for all our stakeholders."

Jasmine added: "I have enjoyed getting to know BT and am impressed with the transformative path the Board has embarked upon - to build a better business with a better future. I am excited about joining the Board and look forward to engaging with the challenges and opportunities ahead."

Jasmine Whitbread biography

Jasmine Whitbread was appointed as CEO of the newly-created Save the Children International in 2010. She is responsible for aligning behind a single mission and strategy all 29 members of Save the Children as they deliver programmes in 120 countries; and for merging all international programmes into a single operation with 14 000 staff and revenues of over US$1bn. Prior to this Jasmine had been CEO of Save the Children UK since 2005.

From 1999 to 2005 Jasmine held positions with Oxfam as Regional Director in West Africa and as International Director, responsible for Oxfam's emergency and development programmes worldwide, including the unprecedented Asian Tsunami response.

Prior to this, Jasmine was a Managing Director for Thomson Financial (now Thomson Reuters) based in Boston, USA, where she launched new product lines and developed new markets in Latin America. She has a background in international marketing in the technology sector, developing sales channels and global distribution networks for business-to-business software and services for a US venture-capital-funded start-up and a subsidiary of a UK multinational.

Jasmine holds dual British/Swiss nationality and is married with two children.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:

http://www.bt.com/newscentre

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit

www.bt.com/aboutbt

Enclosure 4

Tuesday 18 January 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 171,121 ordinary shares at a minimum price of 68 pence per share and a maximum price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,368,442 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,760,858,587

The above figure (7,760,858,587) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

21 January 2011

BT GROUP plc

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces that Jasmine Whitbread who became a director of

BT Group plc on 19 January 2011 has no information to disclose in respect of Listing Rule 9.6.13.

Enclosure 6

Tuesday 25 January 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 200,676 ordinary shares at a minimum price of 61 pence per share and a maximum price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,167,766 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,761,059,263

The above figure (7,761,059,263) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Monday 31 January 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 January 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 390,167,766 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,761,059,263.

The above figure (7,761,059,263) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

Tuesday 1 February 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 66,092 ordinary shares at a minimum price of 61 pence per share and a maximum price of 179 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,101,674 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,761,125,355

The above figure (7,761,125,355) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuershould complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or (ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PATRICIA HEWITT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PATRICIA HEWITT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PURCHASE OF 1,837 ORDINARY SHARES BY PATRICIA HEWITT

6. Description of shares (including  class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRANSACT NOMINEES

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares , debentures or financial instruments relating to shares acquired

1,837 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.8833

14. Date and place of transaction

4 FEBRUARY 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PATRICIA HEWITT

PERSONAL HOLDING: SHARES - 12,391

16. Date issuer informed of transactions

4 FEBRUARY 2011

if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved ( class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

7 FEBRUARY 2011

END

Exclosure 10

Tuesday 8 February 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 61,058 ordinary shares at a price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 390,040,616 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,761,186,413

The above figure (7,761,186,413) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an  issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or  (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 7,068 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

187.25 pence

14. Date and place of transaction

07 February 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING:   561,883   ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES -   500,838
BT GROUP INCENTIVE SHARE PLAN: SHARES -   1,232,592
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,632 SHARES.

16. Date issuer informed of transaction

08 February 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of  shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

09 February 2011

END

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
IAN LIVINGSTON
GAVIN PATTERSON
OLIVIA GARFIELD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares , debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF

EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 54 SHARES
IAN LIVINGSTON - 82 SHARES
GAVIN PATTERSON - 90 SHARES
OLIVIA GARFIELD - 78 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

187.65 pence

14. Date and place of transaction

07 FEBRUARY 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:   109,710   ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONs OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING:   1,155,545   ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES -   1,445,269
BT GROUP INCENTIVE SHARE PLAN: SHARES -   5,314,684
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES -   439,473
BT GROUP DEFERRED BONUS PLAN: SHARES -   369,976
BT GROUP INCENTIVE SHARE PLAN: SHARES -   2,256,056
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

OLIVIA GARFIELD
PERSONAL HOLDING: SHARES - 3,430
BT GROUP DEFERRED BONUS PLAN: SHARES -   201,939
BT GROUP INCENTIVE SHARE PLAN: SHARES -  474,402
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 10,113 SHARES

16. Date issuer informed of transaction

08 FEBRUARY 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNAWATCH

Date of notification

09 FEBRUARY 2011

END

Enclosure 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an  issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON
SALLY DAVIS
ROEL LOUWHOFF
GAVIN PATTERSON
CLIVE SELLEY
TONY CHANMUGAM
JEFF KELLY
OLIVIA GARFIELD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE

PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN 2008: 3,045 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 3,681 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 12,052 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 19,233 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 27,338 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 22,486 SHARES

SALLY DAVIS

BT GROUP DEFERRED BONUS PLAN 2008: 1,427 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 988 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 2,803 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 3,017 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 4,288 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 3,997 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2008: 2,024 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 1,165 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 3,318 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 3,771 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 6,253 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 5,672 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2008: 1,242 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 1,299 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 3,650 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 9,428 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 13,401 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 9,994 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2008: 643 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 643 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 632 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,282 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 2,026 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 2,998 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2008: 715 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 825 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 3,467 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,998 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 12,731 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 9,494 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2010: 866 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 10,548 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 9,794 SHARES

OLIVIA GARFIELD

BT GROUP DEFERRED BONUS PLAN 2008: 620 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 850 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 1152 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,621 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 2,144 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 2,398 SHARES

10. Percentage of issued  class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.8470 pence

14. Date and place of transaction

14 FEBRUARY 2011, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 1,155,545  ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 237,410 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 287,008 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 939,629 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 1,499,425 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 2,131,274 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 1,753,042 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

SALLY DAVIS

PERSONAL HOLDING: 267,585 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 111,285 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 77,025 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 218,574 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 235,201 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 334,316 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 311,650 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

ROEL LOUWHOFF

PERSONAL HOLDING:  561,883 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 157,826 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 90,828 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 258,691 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 294,002 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 487,545 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 442,208 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 439,473 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 96,880 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 101,296 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 284,576 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 735,010 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 1,044,740 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 779,129 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING: 62,089 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 50,149 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 50,146 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 49,281 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 99,957 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 157,963 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 233,737 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 224,416 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 55,816 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 64,365 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 270,347 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 155,818 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 992,504 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 740,172 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY

PERSONAL HOLDING: 222,550 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010: 67,572 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 822,344 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 763,546 SHARES

OLIVIA GARFIELD

PERSONAL HOLDING: 3,508 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2008: 48,401 SHARES
BT GROUP DEFERRED BONUS PLAN 2009: 66,318 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 89,842 SHARES

BT GROUP INCENTIVE SHARE PLAN 2008: 126,419 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 167,157 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 186,989 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 10,113 SHARES

16. Date issuer informed of transaction

14 FEBRUARY 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

15 FEBRUARY 2011

END

Enclosure 14

Tuesday 15 February 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,116,318 ordinary shares at a minimum price of 68 pence per share and a maximum price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,924,298 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,762,302,731

The above figure (7,762,302,731) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

Tuesday 22 February 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 337,207 ordinary shares at a price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,587,091 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,762,639,938

The above figure (7,762,639,938) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 16

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	25 February 2011
6. Date on which issuer notified:	28 February 2011
7. Threshold(s) that is/are crossed or reached: vi, vii	11%, 10%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary 5p Shares	853,534,666	853,534,666			845,250,432		10.88%
GB0030913577

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
845,250,432			10.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Allianz Global (Frankfurt) - 749,432
Banco Populaire IT - 177,076
Brown Brothers Harriman, New Jersey - 498,306
Bank of Ireland, Dublin - 1,710,782
Bank of New York - 679,397,486
Banque Paribas, Frankfurt - 2,228,963
Bank of New York Mellon - 13,228,950
Bank of New York Singapore - 125,000
Boston Safe Deposit - 1,164,790
Credit Agricole Indosuez, Luxembourg - 594,984
Chase Bank Hong Kong - 1,404,885
JP Morgan Chase - 2,987,294
Chase, Frankfurt - 516,359
Citibank, Luxembourg - 3,579,011
Citibank, (Hong Kong) - 742,161
DGZ Deka Bank (Frankfurt) - 240,799
Erste Group Bank, Austria - 566,026
Feta Investors Services LU - 498,486
HSBC Bank plc, London - 13,416,630
Japan Trustee Services Bank - 754,078
Landersbank Hessen-Thuringen Girozentrale - 208,522
Mellon Bank , Pittsburgh - 2,442,157
B.Metzler seel.Sohn & Co.KG, Frankfurt - 443,488
Morgan Stanley, London - 77,997
Master Trust Bank JP - 70,963
National Custody Services - 387,372
State Street Trust & Banking Co, Boston - 1,662,300
State Street Trust & Banking Co, Hong Kong - 1,320,799
State Street Trust & Banking Co, London - 105,348,424
Trust & Custody Services - 30,237
Northern Trust Company, London - 7,541,494
Vorarlberger Landes-und Hypothekenbk Akti - 166,472
Invesco PowerShares Capital Management LLC Limited - (ADRS ratio 10:1) - 208,120
Invesco PowerShares Capital Management LLC Limited - 652,134
Invesco PowerShares Capital Management Ireland Ltd. - 105,439
Invesco Advisers Inc. - 3,016

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BT Group plc
14. Contact name:	Francis O'Mahony
15. Contact telephone number:	020 7356 6143 francis.omahony@bt.com

Enclosure 17

Monday 28 February 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 February 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 388,587,091 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,762,639,938.

The above figure (7,762,639,938) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 18

Tuesday 1 March 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,379 ordinary shares at a minimum price of 61 pence per share and a maximum price of 171 per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,579,712 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,762,647,317

The above figure (7,762,647,317) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 19

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with  DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLAY BRENDISH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

CLAY BRENDISH

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PURCHASE OF 2,750 ORDINARY SHARES BY CLAY BRENDISH

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BANK OF NEW YORK (OCS) Nominees Ltd

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares , debentures or financial instruments relating to shares acquired

2,750 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares , debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

182.2 pence per share

14. Date and place of transaction

3 MARCH 2011- UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLAY BRENDISH

PERSONAL HOLDING: SHARES - 44,670

16. Date issuer informed of transactions

4 MARCH 2011

if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

FRANCIS O'MAHONY - 020 7356 6143

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

4 MARCH 2011

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  07 March 2011